Mail Stop 4561

September 17, 2009

Serge Beausoleil
President and Chief Executive Officer
Viropro Inc.
8515 Place Devonshire, Suite 207
Montreal, Quebec, Canada

  Re: **Viropro Inc.**
     Form 10-K for the Fiscal Year Ended November 30, 2008
     Filed March 16, 2009
     Form 10-Q for the Quarterly Period Ended February 28, 2009
     Filed April 20, 2009
     File No. 333-06718

Dear Mr. Beausoleil:

    We have reviewed your response letter dated August 24, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 28, 2009.

Form 10-K for the Fiscal Year Ended November 30, 2008

Item 8A. Controls and Procedures, page 48

1. We have reviewed your response to prior comment 1. Despite your belief that "no such Internal Control can be properly implemented," you are required to include a Management's Report on Internal Control Over Financial Reporting that complies with the requirements of Item 308T(a) of Regulation S-K. As a result, please amend your filing to comply with Item 308T(a) of Regulation S-K. Note that the failure to provide management's report adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further

> information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   We note that your submission type is designated as "10-K/A" in the EDGAR system. However, your actual submission appears to be a Form 10-KSB/A. Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B were required to file their quarterly and annual reports on Forms 10-Q and 10-K, respectively, after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-K, the disclosure requirements for that form are now tailored for smaller reporting companies. Please Amend your submission to comply in all respects with the requirements of Form 10-K and Release No. 33-8876: *Smaller Reporting Company Regulatory Relief and Simplification*.

> Information about recent changes to rules affecting small business issuer form types and disclosure and filing requirements is available on the SEC website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf. If you have any questions about these changes, please feel free to contact the SEC's Office of Small Business Policy at (202) 551-3460 or smallbusiness@SEC.gov.

Form 10-Q for the Quarterly Period Ended February 28, 2009

Consolidated Balance Sheet, page 4

3.   We note your response to prior comment 4 and your amended Form 10-Q. The balance sheet you provided in the amended Form 10-Q was not dated as of the end of the preceding fiscal year as requested in our prior comment. Amend your filing to include a balance sheet as of November 30, 2008.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief